EX-Filing Fees
Calculation of Filing Fee Tables
SC TO-I
(Form Type)

BlackRock Private Credit Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$80,164,168.76(1)	0.00008700	$6,974.28(2)
Fees Previously Paid
Total Transaction Value	$80,164,168.76(1)
Total Fees Due for Filing			$6,974.28(2)
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$6,974.28(2)

(1)	Calculated as the aggregate maximum purchase price based upon the net asset value per share as of September 30, 2026 of $23.53 and the offer to purchase up to 3,406,892 shares.

(2)
Calculated at $87.00 per $1,000,000 of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Section 6(b) Filing Fee Rate Advisory for Fiscal Year 2027.